ImmunoGen, Inc.

830 Winter Street

Waltham, MA 02451

June 25, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	ImmunoGen, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed August 29, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2011
Filed January 31, 2012
File No. 000-17999

Dear Mr. Rosenberg:

This letter is submitted on behalf of ImmunoGen, Inc. (the “Company” or “we”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Mr. Gregory D. Perry dated June 14, 2012 (the “Third Comment Letter”) with respect to our Annual Report on Form 10-K for the fiscal year ended June 30, 2011 and our Quarterly Report on Form 10-Q for the second fiscal quarter ended December 31, 2011.  Reference is also made in this response to your letter to Mr. Perry dated April 18, 2012 (the “Second Comment Letter”) and to our supplemental response to the Second Comment Letter submitted May 16, 2012 (the “Second Supplemental Response”).  For reference purposes, the text of each comment in the Third Comment Letter has been reproduced herein with responses below each numbered comment.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 1. Business
Out-licenses and Collaborations, page 8

1.              We note your response to our prior comment 2.  Please be advised that we will issue comments to your application for confidential treatment, if any, under separate cover.

Response 1:

No response required.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

B.  Summary of Significant Accounting Policies
Revenue Recognition, page 62

2.              In your response to comment 3 [in the Second Supplemental Response] you discuss what you believe to be immaterial limits under ASC 605-25-30-5 for both your Novartis and Lilly agreements.  Please explain to us why your allocation of total arrangement consideration to the research licenses and D&C licenses combined units of accounting and the rights to future technological improvements units of accounting would be limited when ASC 605-25-30-2 requires an allocation only at inception of the arrangements and the limitation in ASC 605-25-30-5 only applies to delivered units of accounting.  As it appears that you have not delivered any complete units of accounting at the inception of the arrangements, it therefore appears that your allocations of arrangement consideration are not limited.

Response 2:

Our allocation of arrangement consideration to the deliverables in the arrangement has been made at the inception of the arrangement in accordance with ASC 605-25-30-2.  We acknowledge the Staff’s comment that a limitation pursuant to ASC 605-25-30-5 would not apply at the inception of this arrangement, as neither the research licenses and D&C licenses combined unit of accounting, or the rights to future technological improvements unit of accounting was delivered.  However, our response to previous comment 3 in the Second Supplemental Response considered the limitation in ASC 605-25-30-5 because it is possible that all of the D&C licenses included in the research licenses and D&C licenses combined unit of accounting and the rights to future technological improvements unit of accounting will be delivered prior to the delivery of the other deliverables, those being the research services; and in the case of the Lilly agreement, research services and cytotoxic agent. Therefore, pursuant to the payment terms of the arrangements, a portion of the arrangement consideration allocated to the items that could be delivered first could be contingent upon the delivery of remaining deliverables.  We expect the effect of any such limitation to be immaterial.  Before we recognize revenue associated with any delivered item, we will consider the impact of the ordering of deliverables and the related arrangement consideration due related to the delivered items to determine whether any limitation of arrangement considered allocated to delivered items is necessary.

3.              Please revise your proposed disclosure provided in response to comment 3  for your Novartis agreement in Exhibit D and for your Lilly agreement in Exhibit G to provide the following:

•                  The amount of total consideration for each arrangement;

•                  The amount of total arrangement consideration allocated to each unit of accounting; and

•                  The significant factors, inputs, assumptions and methods used to determine selling price for the significant deliverables, including specifically identifying which deliverables are based on your best estimate of selling price and those based on third-party evidence.

Response 3:

In response to this comment, we have revised the disclosure relating to the Novartis and Lilly agreements included in Exhibits D and G, respectively, to the Second Supplemental Response, as shown in Exhibit A attached hereto.  Our prior proposed disclosures were included in our quarterly report on Form 10-Q for the third fiscal quarter ended March 31, 2012 (the “2012 Q3 Form 10-Q”) and the changes proposed in this response to this comment are shown marked from those made in the 2012 Q3 Form 10-Q, We intend to reflect these changes in all our future filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), where such disclosure is applicable, beginning with our annual report on Form 10-K for the fiscal year ending June 30, 2012.

4.              We acknowledge your response to comment 4.  Please provide us proposed disclosure to be included in your MD&A that discloses, for each period presented, the historical impact on your operations of selling pre-clinical and clinical supplies for less than cost.  Also, disclose the expected effect on future operations and liquidity.

Response 4:

In response to this comment, we propose to revise the disclosure under the heading “Exclusive Licenses,” beginning with the seventh paragraph of such disclosure, in Item 2 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) of the 2012 Q3 Form 10-Q as shown in Exhibit B attached hereto.  We intend to reflect these changes in all our future filings under the Exchange Act where such disclosure is applicable, beginning with our annual report on Form 10-K for the fiscal year ending June 30, 2012.

5.                In your response to comment 5 you indicate your belief that your participation in JSCs is not a deliverable under ASC 605-25, even though it appears that you are contractually obligated to participate on those committees, but instead is a protective right.  Your conclusion is based in part on a determination that you do not provide any unique skills or expertise to the committees and that there is no contractual consideration for participation nor is there any specified penalties for not participating or that the arrangement fee would not have varied by more than an insignificant amount if participation were to have been excluded from your arrangements.  The fact that no consideration is identified in an agreement is not indicative that a deliverable does not exist.  Please elaborate on your response by addressing the following additional concerns:

•                  In characterizing your participation on the committees as a protective right you indicate that the committees function is primarily one of governance, dispute resolution, oversight and information sharing.  Please explain to us why you participate if your partners control the committees and have final decision and dispute resolution powers.  Explain why your participation is not therefore meaningful to your partners causing them to require your participation.  In other words, tell us why your contracts appear to obligate your participation on the committees instead of providing you with the option to attend.

•                  Please explain why you do not provide any unique skills or expertise to these committees.  Tell us whether the contracts require specific individuals or level of management to participate on the committees.  Tell us the titles and backgrounds of your employees who participate on these committees and their level of knowledge with your cytotoxins and technology.  Explain why their level of knowledge does not benefit your partner mandating their participation on the committees.

•                  Please tell us the estimated fair market value of the obligation to participate on these committees and explain to use how you determined the fair value.

Response 5:

In response to this comment, we have set forth our responses to the Staff’s bulleted questions in the order as they appear.

•                  We stated in our response to comment 5 in the Second Response Letter that we believe our participation on any JSC does not represent a deliverable, but instead represents a protective right.  The following bullets discuss our reasons for participating on JSCs even though our partners control the committees and have final decision and dispute resolution powers.

•                  In developing our strategic plans, we require estimates of the time periods in which the various milestones in an agreement may be met, which will provide funds to us for use in our operations.  These funds can have a bearing on our future plans with regard to our spending and our timing of raising funds to continue our operations.  Without interaction with our partners via our participation on JSCs, the information necessary to develop such estimates would be much more difficult to obtain.

•                  Our interaction with our partners via our participation on JSCs also provides us an opportunity to determine if the partner is working to advance development of a drug candidate to a licensed target, something they are required to do.  If they are not advancing the drug candidate sufficiently, it may be grounds for us to terminate the relationship and make the target available to some other partner who may want to pursue it.

•                  For partners who decide to use our manufacturing capabilities to produce quantities of a drug candidate to be used in clinical trials, the JSC provides oversight and coordination for those activities. Obtaining partner projections and manufacturing timetables are important in forecasting the utilization of our manufacturing facility.

•                  Once a partner’s drug candidate has moved into clinical development, our participation on JSCs provides us access to information on the safety and tolerability of the drug candidate in human patients.  This information helps inform the future design of our own drug trials and provides a mechanism to obtain information on interactions with regulatory bodies such as the FDA.

•                  The D&C licenses delivered to our partners provide for the use of our Targeted Antibody Payload, or TAP, technology to develop targeted oncology therapeutics. Such antibody-drug conjugate (ADC) technology has become more prevalent in the biotechnology industry than it was 10-20 years ago.  Many pharmaceutical companies are working on developing ADC platforms using our technology, our competitor’s technology or their own internal technology.  With the more advanced state of the field, partners may rely on the numerous papers and posters published that elaborate on this technology.  JSC meetings do provide us an opportunity to give our partners advice on the various aspects of developing an ADC candidate using our TAP technology and it is in our mutual best interest for our partner to develop a successful drug using our technology. However, due to the varied experience and sophistication of our partners in the ADC field, our partner’s interest in obtaining advice from us has been variable.

•                  Our agreements do not specify what individuals or level of management must participate on the JSCs.  We believe that this fact further corroborates our conclusion that our participation on the JSCs does not represent a deliverable.  We believe that if our partners considered participation on the JSCs to be a deliverable, they would specifically identify the individuals to participate in the committee or insist upon having a certain level of management from our company participate in the committee.  As previously discussed, we desire to see our partners succeed in their development efforts because it is in our best interest for them to do so due to the milestones and royalties we receive as a result.  Accordingly, we feel it is in our best interest to provide employees for the JSC that are best capable of protecting our interests.  In order to ensure that our interests are appropriately represented, while we are not contractually obligated to do so, we have generally supplied the JSCs with some of our more senior employees who are very experienced in the field of ADC technology.  Examples include our Chief Scientific Officer, our Vice-President of Translational R&D, our Vice-President of Process and Analytical Development and our Chief Medical Officer. However, as previously stated, the use of ADC technology has become increasingly widespread over the last 10-20 years and expertise with respect to the use of technology such as ours exists elsewhere in the marketplace.

•                  While we continue to strongly believe that our participation on the JSCs does not represent a deliverable, we have estimated the fair value of our participation on a committee to demonstrate the immaterial effect that an alternative conclusion would have.  Given the specified responsibilities of the JSCs and the fact that no specific level of individual is required to participate on the committee, we based our estimate of the fair value of a JSC deliverable on rates we pay to third-party consultants  with the expertise necessary to provide the necessary oversight. We believe a consulting rate in a range of $250-$500/hour is reasonable for such a person.  The amount of time these meetings take historically averages one business day and although our contracts generally provide us the ability to designate a minimum of two participants to serve on the committee, we generally provide 4-6 participants.  The number of JSC meetings that are specified to be held ranges from 2-4 each year.  The range of the number of years that any given JSC might meet during the life of a development and commercialization license we estimate to be approximately 7-15 years.  In our experience, although the frequency of JSC meetings is generally stated, they usually occur less frequently and several of our partners have stopped the meetings once their product candidate has moved into late stage development. Our experience has been that the majority of JSC meetings are held prior to completion of non-pivotal Phase II testing (which corresponds to our period of substantial involvement in the development of a partner’s drug as described in the Second Supplemental Response).

Given these assumptions, we believe the range of an estimate of the selling price of such a deliverable would be $65,000-$822,000, after discounting these amounts to their net present value using discount rates in a range of 8% to 16%. We believe this represents a conservative range of estimates of fair value as it based on the stated number of JSC meetings included in our agreements and as previously indicated our experience has been that the committees meet less frequently.

We have also concluded that such a deliverable would have stand-alone value upon delivery because there are other vendors that could provide the expertise necessary to ensure that our interests are protected and to meet any perceived requirements of our partner and that such services are sold separately in the marketplace.

Based on the estimated range of fair values for a JSC deliverable, we have concluded a determination that participation on the JSCs represents a deliverable would not have a material impact on the revenue recognition for our collaborative agreements, from both a quantitative and qualitative perspective. This conclusion is based on the following specific considerations:

•                  For our collaboration arrangements entered into prior to the adoption of ASU 2009-13 on July 1, 2010, we generally recognize revenue related to option fees, exercise fees and up-front payments over our estimated period of substantial involvement.  We believe that the revenue recognition for any amounts attributed to our participation on the JSC if it were deemed to be a deliverable would be recognized over a performance period that is generally consistent with our 6.5 year period of substantial involvement. In making this determination, we considered the SAB Topic 13.A.3.c, Question 2 noting that our participation on the JSC after completion of a non-pivotal Phase II study is not essential to the functionality of the licensed compound.  As previously stated, our experience has been that the majority of JSC meetings are held prior to completion of non-pivotal Phase II testing and our involvement in JSC activities subsequent to this time is significantly limited.  In addition, our failure to participate in the JSC would not result in the partner receiving any refund and there is no consideration tied to our participation on the JSC.  Therefore, if considered a deliverable, we believe our period of performance would end at the completion of non-pivotal Phase II testing.

•                  For our collaboration arrangements entered into subsequent to the adoption of ASU 2009-13 (Novartis and Lilly), the impact on the allocation of arrangement consideration of including the estimated selling price of a JSC deliverable, calculated at the high end of the range of best estimate of selling price noted above, would be that arrangement consideration in the amount of $754,000 and $782,000 under the Novartis and Lilly agreements, respectively, would be allocated to a JSC deliverable.  This would therefore reduce the revenue recognized upon the delivery of each D&C license under the respective agreements by approximately $80,000 and $217,000, respectively.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (781) 895-0600.

Sincerely,

/s/ Gregory D. Perry

Gregory D. Perry
Executive Vice President and
Chief Financial Officer

Exhibit A

The following revises the disclosure that was included in the 2012 Q3 Form 10-Q.  Additional disclosure, as compared to the 2012 Q3 Form 10-Q, has been underlined, deletions have been shown in strikethrough, and the entire disclosure will be subject to further revision in our future filings to reflect subsequent developments.

*              *              *

Novartis

In October 2010, the Company entered into a three-year right-to-test agreement with Novartis Institutes for BioMedical Research, Inc. (Novartis).  The agreement provides Novartis with the right to (a) test the Company’s TAP technology with Novartis’ antibodies under a right-to-test, or research license, (b) take exclusive options, with certain restrictions, to specified targets for specified option periods and (c) upon exercise of those options, take exclusive licenses to use the Company’s TAP technology to develop and commercialize products for a specified number of individual targets on terms agreed upon at the inception of the right-to-test agreement.  The initial three-year term of the right-to-test agreement may be extended by Novartis for up to two one-year periods by the payment of additional consideration.  The terms of the agreement ~~also~~ require Novartis to exercise its options for the development and commercialization licenses by the end of the term of the research license.  The Company received a $45 million upfront payment in connection with the execution of the right-to-test agreement, and for each development and commercialization license for a specific target, the Company is entitled to receive an exercise fee of $1 million and up to a total of $200.5 million in milestone payments, plus royalties on the commercial sales of any resulting products.  The total milestones are categorized as follows: development milestones — $22.5 million; regulatory milestones — $77 million; and sales milestones — $100 million.  No development and commercialization license has yet been taken under this agreement.  Execution of the first license will entitle the Company to receive an exercise fee in the amount of $1 million.  The Company also is entitled to receive payments for manufacturing preclinical and clinical materials at the request of Novartis as well as for research and development activities performed on behalf of Novartis.  Novartis is responsible for the development, manufacturing and marketing of any products resulting from this agreement.

In accordance with ASC 605-25 (as amended by ASU No. 2009-13), the Company identified all of the deliverables at the inception of the right-to-test agreement.  The significant deliverables were determined to be the right-to-test, or research, license, the exclusive development and commercialization licenses, rights to future technological improvements, and the research services.  The options to obtain development and commercialization licenses in the agreement were determined not to be substantive and, as a result, the exclusive development and commercialization licenses were considered deliverables at the inception of the right-to-test agreement.  Factors that were considered in determining the options were not substantive included (i) the overall objective of the agreement was for Novartis to obtain development and commercialization licenses, (ii) the size of the exercise fee of $1 million for each license obtained is not significant relative to the $45 million upfront payment that was due at the inception of the right-to-test agreement, (iii) the limited economic benefit that Novartis could obtain from the right-to-test agreement unless it exercised its options to obtain development and commercialization licenses, and (iv) the lack of economic penalties as a result of exercising the options.

The Company has determined that the research license together with the development and commercialization licenses represent one unit of accounting as the research license does not have stand-alone value from the development and commercialization licenses due to the lack of transferability of the research license and the limited economic benefit Novartis would derive if they did not obtain any development and commercialization licenses.  The Company has also determined that this unit of accounting does have stand-alone value from the rights to future technological improvements and the research services.  The rights to future technological improvements and the research services are considered separate units of accounting as each of these was determined to have stand-alone value.  The rights to future technological improvements have stand-alone value as Novartis would be able to use those items for their intended purpose without the undelivered elements.  The research services have stand-alone value as similar services are sold separately by other vendors.  The estimated selling prices for ~~these units of accounting~~ the development and commercialization licenses are the Company’s best estimate of selling price and were determined based on market conditions, similar arrangements entered into by third parties, including pricing terms offered by our competitors for single-target development and commercialization licenses that utilize antibody-drug conjugate technology, and entity-specific factors such as the pricing terms of the Company’s previous ~~collaborative agreements~~ single-target development and commercialization licenses, recent preclinical and clinical testing results of therapeutic products that use the Company’s TAP technology, and the Company’s pricing practices and pricing objectives.  The estimated selling price of the right to technological improvements is the Company’s best estimate of selling price and was determined by estimating the probability~~, the likelihood~~ that technological improvements will be made~~,~~ and the ~~likelihood~~ probability that such technological improvements made will be used by Novartis. In estimating these probabilities, we considered factors such as the technology that is the subject of the development and commercialization licenses, our history of making technological improvements, and when such improvements, if any, were likely to occur relative to the stage of development of any product candidates pursuant to the development and commercialization licenses. Our estimate of probability considered the likely period of time that any improvements would be utilized, which was estimated to be ten years following delivery of a commercialization and development license. The value of any technological improvements made available after this ten year period was considered to be de minimis due to the significant additional costs that would be incurred to incorporate such technology into any existing product candidates.  The estimate of probability was multiplied by the estimated selling price of the development and commercialization licenses and the resulting cash flow was discounted at a rate of 16%, representing the Company’s estimate of its cost of capital.  The estimated selling price of the research services was based on third-party evidence given ~~and~~ the nature of the research services to be performed for Novartis and market rates for similar services.  The total arrangement consideration of $55.1 million (which is comprised of the $45 million upfront payment, the exercise fee for each license, and the expected fees for the research services to be provided under the arrangement) was allocated to the deliverables based on the relative selling price method as follows: $47.3 million to the development and commercialization licenses; $3.9 million to the rights to future technological improvements; and $3.9 million to the research services.  The Company will recognize as license revenue an equal amount of the total arrangement consideration allocated to the development and commercialization licenses as each individual license is delivered to Novartis upon Novartis’ exercise of its options to such licenses.  At the time the first development and commercialization license is taken, the amount of the total arrangement consideration allocated to future technological improvements will commence to be recognized as revenue ratably over the period the Company is obligated to make available any technological improvements, which is equivalent to the estimated term of the agreement.  The Company estimates the term of a development and commercialization license to be approximately 25 years, which reflects management’s estimate of the time necessary to develop and commercialize products pursuant to the license~~s~~ plus the estimated royalty term.  The Company will be required to reassess the estimated term at each subsequent reporting period.  The Company does not control when Novartis will exercise its options for development and commercialization licenses.  As a result, the Company cannot predict when it will recognize the related license revenue except that it will be within the term of the research license.  The Company will recognize research services revenue as the related services are delivered.

No license revenue has been recognized related to the right-to-test agreement through March 31, 2012 as the options to take development and commercialization licenses were ~~was~~ not considered to be substantive and no exclusive development and commercialization licenses have been taken.  Accordingly, the entire $45 million upfront payment is included in long-term deferred revenue at March 31, 2012.

Lilly

In December 2011, the Company entered into ~~an~~ a three-year right-to-test agreement with Eli Lilly and Company (Lilly).  The agreement provides Lilly with the right to (a) take exclusive options, with certain restrictions, to specified targets for specified option periods, (b) test the Company’s maytansinoid TAP technology with Lilly’s antibodies directed to the optioned targets under a right-to-test, or research, license, and (c) upon exercise of those options, take exclusive licenses to use the Company’s TAP technology to develop and commercialize products for a specified number of individual targets on terms agreed upon at the inception of the right-to-test agreement.  The terms of the right-to-test agreement require Lilly to exercise its options for the development and commercialization licenses by the end of the term of the research license.  The Company received a $20 million upfront payment in connection with the execution of the right-to-test agreement, and for the first development and commercialization license taken, the Company is entitled to receive up to a total of $200.5 million, plus royalties on the commercial sales of any resulting products.  For each subsequent development and commercialization license taken, the Company is entitled to receive an exercise fee in the amount of $2 million and up to a total of $199 million in milestone payments, plus royalties on the commercial sales of any resulting products.  The total milestones are categorized as follows: development milestones — $30.5 million for the first development and commercialization license and $29 million for each subsequent license; regulatory milestones — $70 million; and sales milestones — $100 million.  The next payment the Company could receive would either be a

$5 million development milestone payment for the initiation of a Phase I clinical trial under the first development and commercialization license taken, or a $2 million exercise fee for the execution of a second license.  At the time of execution of this agreement, there was significant uncertainty as to whether the milestone related to initiation of a Phase I clinical trial under the first development and commercialization license would be achieved.  In consideration of this, as well as the Company’s expected involvement in the research and manufacturing of these product candidates, this milestone was deemed substantive.  The Company also is entitled to receive payments for delivery of cytotoxic agents to Lilly and research and development activities performed on behalf of Lilly.  Lilly is responsible for the development, manufacturing and marketing of any products resulting from this agreement.

In accordance with ASC 605-25 (as amended by ASU No. 2009-13), the Company identified all of the deliverables at the inception of the right-to-test agreement.  The significant deliverables were determined to be the right-to-test, or research, license, the exclusive development and commercialization licenses, rights to future technological improvements, delivery of cytotoxic agents and the research services.  The options to obtain development and commercialization licenses in the right-to-test agreement were determined not to be substantive and, as a result, the exclusive development and commercialization licenses were considered deliverables at the inception of the right-to-test agreement.  Factors that were considered in determining the options were not substantive included (i) the overall objective of the agreement was for Lilly to obtain development and commercialization licenses, (ii) the size of the exercise fees of $2 million for each development and commercialization license obtained beyond the first license is not significant relative to the $20 million upfront payment due at the inception of the right-to-test agreement, (iii) the limited economic benefit that Lilly could obtain from the right-to-test agreement unless it exercised its options to obtain development and commercialization licenses, and (iv) the lack of economic penalties as a result of exercising the options.

The Company has determined that the research license together with the development and commercialization licenses represent one unit of accounting as the research license does not have stand-alone value from the development and commercialization licenses due to the lack of transferability of the research license and the limited economic benefit Lilly would derive if they did not obtain any development and commercialization licenses.  The Company has also determined that this unit of accounting has stand-alone value from the rights to future technological improvements, the delivery of cytotoxic agents and the research services.  The rights to future technological improvements, delivery of cytotoxic agents and the research services are considered separate units of accounting as each of these was determined to have stand-alone value.  The rights to future technological improvements have stand-alone value as Lilly would be able to use those items for their intended purpose without the undelivered elements.  The research services and cytotoxic agents have stand-alone value as similar services and products are sold separately by other vendors.  The estimated selling prices for ~~these units of accounting~~ the development and commercialization licenses are the Company’s best estimate of selling price and were determined based on market conditions, similar arrangements entered into by third parties, including pricing terms offered by our competitors for single-target development and commercialization licenses that utilize antibody-drug conjugate technology, and entity-specific factors such as the pricing terms of the Company’s previous ~~collaborative agreements~~ single-target development and commercialization licenses, recent preclinical and clinical testing results of therapeutic products that use the Company’s TAP technology, and the Company’s pricing practices and pricing objectives.  The estimated selling price of the rights to technological improvements is the Company’s best estimate of selling price and was determined by estimating the probability~~, the likelihood~~ that technological improvements will be made~~,~~ and the ~~likelihood~~ probability that technological improvements made will be used by Lilly.  In estimating these probabilities, we considered factors such as the technology that is the subject of the development and commercialization licenses, our history of making technological improvements, and when such improvements, if any, were likely to occur relative to the stage of development of any product candidates pursuant to the development and commercialization licenses. Our estimate of probability considered the likely period of time that any improvements would be utilized, which was estimated to be ten years following delivery of a commercialization and development license. The value of any technological improvements made available after this ten year period was considered to be de minimis due to the significant additional costs that would be incurred to incorporate such technology into any existing product candidates.  The estimate of probability was multiplied by the estimated selling price of the development and commercialization licenses and the resulting cash flow was discounted at a rate of 16%, representing the Company’s estimate of its cost of capital.  The estimated selling price of the cytotoxic agent was based on third-party evidence given~~,~~ market rates for the manufacture of such cytotoxic agents.  The estimated selling price of the research services was based on third-party evidence given~~, and~~ the nature of the research services to be performed for Lilly and market rates for similar services.  The total arrangement consideration of $28.2 million (which is comprised of the $20 million upfront payment, the exercise fee, if any, for each license, the expected fees for the research services to be provided and the cytotoxic agent to be delivered under the arrangement) was allocated to the deliverables based on the relative selling price method as follows: $23.5 million to the development and commercialization licenses; $0.6 million to the rights to future technological improvements, $0.8 million to the sale of cytotoxic agent; and $3.3 million to the research services.  The Company will recognize as license revenue an equal amount of the total arrangement consideration allocated to the development and commercialization licenses as each individual license is delivered to Lilly upon Lilly’s exercise of its options to such licenses.  At the time the first license is taken, the amount of the total arrangement consideration allocated to future technological improvements will commence to be recognized as revenue ratably over the period the Company is obligated to make available any technological improvements, which is the equivalent to the estimated term of the license.  The Company estimates the term of a development and commercialization license to be approximately 25 years, which reflects management’s estimate of the time necessary to develop and commercialize therapeutic products pursuant to the license~~s~~ plus the estimated royalty term.  The Company will be required to reassess the estimated term at each subsequent reporting period.  The Company does not control when Lilly will exercise its options for development and commercialization licenses. As a result, the Company cannot predict when it will recognize the related license revenue except that it will be within the term of the research license.  The Company will recognize research services revenue and revenue from the delivery of cytotoxic agents as the related services and cytotoxic agents are delivered.

No license revenue has been recognized related to this agreement through March 31, 2012 as the options to take development and commercialization licenses were not considered to be substantive and no exclusive development and commercialization licenses have been taken.  Accordingly, the entire $20 million upfront payment is included in long-term deferred revenue at March 31, 2012.

Exhibit B

The following revises the disclosure that was included in the 2012 Q3 Form 10-Q.  Additional disclosure, as compared to the 2012 Q3 Form 10-Q, has been underlined, and the entire disclosure will be subject to further revision in our future filings to reflect subsequent developments.

*              *              *

We may also provide cytotoxic agents to our collaborators or produce preclinical and clinical materials for them at negotiated prices which are generally consistent with what other third parties would charge. We recognize revenue on cytotoxic agents and on preclinical and clinical materials when the materials have passed all quality testing required for collaborator acceptance and title and risk of loss have transferred to the collaborator. Arrangement consideration allocated to the manufacture of preclinical and clinical materials in a multiple-deliverable arrangement is below our full cost, and our full cost is not expected to ever be below our contract selling prices for our existing collaborations.  During the nine months ended March 31, 2012 and 2011, the excess of our full cost to manufacture preclinical and clinical materials on behalf of our collaborators over the total amounts received from collaborators for the manufacture of preclinical and clinical materials was $94,000, and $764,000, respectively.  The majority of our costs to produce these preclinical and clinical materials are fixed and then allocated to each batch based on the number of batches produced during the period.  Therefore, our costs to produce these materials are significantly impacted by the number of batches produced during the period.  The volume of preclinical and clinical materials we produce is directly related to the number of clinical trials we and our collaborators are preparing for or currently have underway, the speed of enrollment in those trials, the dosage schedule of each clinical trial and the time period such trials last.  Accordingly, the volume of preclinical and clinical materials produced, and therefore our per batch costs to manufacture these preclinical and clinical materials, may vary significantly from period to period.